RMG Acquisition Corporation II

50 West Street, Suite 40C
New York, New York 10006

December 7, 2020

VIA EMAIL & EDGAR

Ruairi Regan

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	RMG Acquisition Corporation II (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-249342)

Dear Mr. Regan:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-249342) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on December 9, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5234 and that such effectiveness also be confirmed in writing.

Very truly yours,

RMG Acquisition Corporation II

By:	/s/ Philip Kassin
	Name:	Philip Kassin
	Title:	President

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Esq. and Michael Mies, Esq.

cc:	Ropes & Gray LLP

Paul D. Tropp, Esq. and Christopher J. Capuzzi, Esq.